Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three months ended March 31, 2022

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Page | 1

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2021. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Mark Wall”	“Steven Thomas”
Mark Wall	Steven Thomas
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

May 3, 2022

Page | 2

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		March 31,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash		$ 17,425	$ 25,000
Amounts receivable	5	4,195	877
Prepaid expenses and other		681	820
Derivative assets	16	1,378	775
Other assets		-	319
Inventories	6	167,918	109,832
		191,597	137,623

Restricted cash	17	25,191	25,144
Reclamation deposit		250	250
Other assets	11, 12	14,406	-
Property, plant and equipment	7	704,309	714,480

Total assets		$ 935,753	$ 877,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 64,421	$ 36,893
Decommissioning and restoration liability	8	715	721
Lease obligations		218	183
Warrant liability	11, 12	15,014	-
Secured notes payable	9	372,433	375,517
		452,801	413,314

Lease obligations		252	336
Decommissioning and restoration liability	8	82,204	92,392
Deferred income tax liabilities		24,990	20,720

Shareholders' equity:
Share capital	14	631,901	631,717
Share-based payments reserve	14	7,729	7,469
Deficit		(265,458)	(289,785)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		375,506	350,735

Total liabilities and shareholders' equity		$ 935,753	$ 877,497

Going concern	1
Commitments	18
Subequent events	11, 16

On behalf of the Board:

“Ken Robertson”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 3

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2022	March 31, 2021

Sales		$ 84,653	$ 54,224
Cost of sales:
Production costs		27,120	27,151
Cost of acquired diamonds		5,824	4,874
Depreciation and depletion		8,894	8,463

Earnings from mine operations		42,815	13,736
Exploration and evaluation expenses		3,803	595
Selling, general and administrative expenses	15	3,994	2,609

Operating income		35,018	10,532
Net finance expenses	13	(9,152)	(9,056)
Other loss		(1,440)	-
Derivative (losses) gains	16	(77)	789
Foreign exchange gains		4,248	5,047
Income before taxes		28,597	7,312
Deferred income taxes		(4,270)	-
Net income for the period		$ 24,327	$ 7,312
Total comprehensive income for the period		$ 24,327	$ 7,312

Basic earnings per share	14(iv)	$ 0.12	$ 0.03
Diluted earnings per share	14(iv)	$ 0.11	$ 0.03

Basic weighted average number of shares outstanding		210,769,085	210,490,807
Diluted weighted average number of shares outstanding		213,794,916	212,401,023

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2021		210,490,807	$ 631,498	$ 6,820	$ (565,952)	$ 1,334	$ 73,700
Net income for the period		-	-	-	7,312	-	7,312
Share-based payment	14(iii)	-	-	179	-	-	179
Balance, March 31, 2021		210,490,807	$ 631,498	$ 6,999	$ (558,640)	$ 1,334	$ 81,191

Balance, January 1, 2022		210,697,474	$ 631,717	$ 7,469	$ (289,785)	$ 1,334	$ 350,735
Net income for the period		-	-	-	24,327	-	24,327
Share-based payment	14(iii)	-	-	444	-	-	444
Issuance of common shares – restricted share units		211,667	184	(184)	-	-	-
Balance, March 31, 2022		210,909,141	$ 631,901	$ 7,729	$ (265,458)	$ 1,334	$ 375,506

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 5

MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended
	Notes	March 31, 2022	March 31, 2021
Cash provided by (used in):
Operating activities:
Net income for the period		$ 24,327	$ 7,312

Adjustments:
Net finance expenses		9,140	9,039
Depreciation and depletion		8,948	8,518
Premium paid on foreign curency put option		(696)	-
Share-based payment expense		444	179
Fair value loss of warrants		1,525	-
Derivative losses (gains)		397	(789)
Foreign exchange gains		(4,142)	(5,047)
Deferred income taxes		4,270	-
		44,213	19,212
Changes in non-cash operating working capital:
Amounts receivable		(3,318)	(1,373)
Prepaid expenses and other		139	596
Inventories		(54,067)	(36,073)
Accounts payable and accrued liabilities		20,041	7,834
		7,008	(9,804)
Investing activities:
Restricted cash		(47)	(27)
Interest income		69	37
Purchase of property, plant and equipment		(14,409)	(10,625)
		(14,387)	(10,615)
Financing activities:
Payment of lease liabilities		(80)	(147)
Deferred financing costs		(276)	-
Net provided by Dunebridge revolving credit facility		81	-
Financing costs paid		(119)	(559)
		(394)	(706)

Effect of foreign exchange rate changes on cash		198	287
Decrease in cash		(7,575)	(20,838)
Cash, beginning of period		25,000	35,152
Cash, end of period		$ 17,425	$ 14,314

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 7

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)
1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”) in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

As of March 31, 2022, the Company faces liquidity challenges as a result of the Senior Secured Notes maturing on December 15, 2022 with a principal amount outstanding of $375,075. The Company does not currently have sufficient cash flows expected from operations available to discharge the Senior Secured Notes amount when they come due. The Company will need to obtain additional financing in the future and/or seek to renegotiate with the holders of the Senior Secured Notes to extend the maturity dates or amend the underlying payment terms. However, there is no guarantee that such financing will be available, or at terms acceptable to the Company, or that holders of the Senior Secured Notes would be willing to renegotiate the amounts in a manner necessary to enable the Company to satisfy its obligations.

The above conditions related to the Company’s Senior Secured Notes and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Secured Notes.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on May 3, 2022.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2021, except as noted below under Note 3 adoption of new accounting standards.

Page | 8

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

These consolidated financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	ADOPTION OF NEW ACCOUNTING STANDARD

(a)	New accounting standard and amendments effective in the period

IAS 16, Property, Plant and Equipment

Effective January 1, 2022, the Company adopted the amendment to IAS 16, Property, Plant and Equipment which prohibits the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. Upon adoption of the IAS 16 amendment, there was no impact to these condensed consolidated interim financial statements.

4.	Significant ACCOUNTING JUDGMENTS, ESTIMATES And assumptions

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the audited financial statements as at and for the year ended December 31, 2021.

Page | 9

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

5.	AMOUNTS RECEIVABLE

	March 31,	December 31,
	2022	2021
GST/HST receivable	$ 4,019	$ 722
Other receivable	176	155
Total	$ 4,195	$ 877

6.                   INVENTORIES

	March 31,	December 31,
	2022	2021
Ore stockpile	$ 26,674	$ 26,411
Rough diamonds	59,609	44,255
Supplies inventory	81,635	39,166
Total	$ 167,918	$ 109,832

Depreciation and depletion included in inventories at March 31, 2022 is $19,101 (December 31, 2021 - $12,203).

Included in inventories and production costs, for the three months ended March 31, 2022 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $10,725 (three months ended March 31, 2021 - $10,891).

Supplies inventory includes bulk deliveries such as fuel, which are delivered during Q1 utilizing the ‘winter road’ to truck these amounts in, hence the significant increase in the first quarter of 2022 compared to the prior period.

Page | 10

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

7.                   PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at March 31, 2022 and December 31, 2021 are as follows:

	Property,	Assets under	Property,	Exploration and
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	Total
Cost
At January 1, 2021	$ 902,445	$ 6,506	$ 1,654	$ 169,144	$ 1,079,749
Decommissioning and restoration adjustment	12,228	-	-	248	12,476
Additions/transfers*	45,115	3,679	122	-	48,916
Disposals	-	-	(90)	-	(90)
At December 31, 2021	959,788	10,185	1,686	169,392	1,141,051
Decommissioning and restoration adjustment	(8,549)	-	-	-	(8,549)
Additions/transfers*	13,819	1,481	-	-	15,300
At March 31, 2022	$ 965,058	$ 11,666	$ 1,686	$ 169,392	$ 1,147,802

Accumulated depreciation
At January 1, 2021	$ (628,302)	$ -	$ (36)	$ -	$ (628,338)
Depreciation and depletion**	(38,862)	-	(6)	-	(38,868)
Disposals	-	-	42	-	42
Impairment reversal***	240,593	-	-	-	240,593
At December 31, 2021	(426,571)	-	-	-	(426,571)
Depreciation and depletion**	(16,918)	-	(3)	-	(16,921)
At March 31, 2022	$ (443,489)	$ -	$ (3)	$ -	$ (443,492)

Carrying amounts
At December 31, 2021	$ 533,217	$ 10,185	$ 1,686	$ 169,392	$ 714,480
At March 31, 2022	$ 521,568	$ 11,666	$ 1,683	$ 169,392	$ 704,309

*Included in additions of property, plant and equipment for GK is $11,479 (December 31, 2021 - $34,319) related to deferred stripping of which $1,595 relates to the depreciation of earthmoving equipment (December 31, 2021 - $1,431).

**Included in depreciation and depletion is $48 of depreciation on the right-of-use assets (December 31, 2021 - $134).

***As at December 31, 2021, an impairment reversal of property, plant and equipment was recorded at GK mine.

Page | 11

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

8.	decommissioning and restoration liability

The decommissioning and restoration liability is comprised of the liabilities for the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at March 31, 2022 and December 31, 2021:

	March 31,	December 31,
	2022	2021
Expected undiscounted cash flows	$ 84,128	$ 84,128
Nominal risk-free discount rate	2.40%	1.42%
Inflation rate	2.00%	2.00%
Periods	2030	2030

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at March 31, 2022 and December 31, 2021:

	March 31,	December 31,
	2022	2021
Expected undiscounted cash flows	$ 2,467	$ 2,467
Nominal risk-free discount rate	0.25%	0.25%
Inflation rate	2.00%	2.00%
Periods	2024	2024

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the three months ended March 31, 2022, the GK Mine decommissioning and restoration liability decreased by $10,517 (December 31, 2021 – $19,471), resulting primarily from the change in nominal risk-free discount rate.

The continuity of the decommissioning and restoration liability at March 31, 2022 and December 31, 2021 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2022	$ 90,418	$ 2,695	$ 93,113
Change in estimate of discounted cash flows	(10,517)	-	(10,517)
Accretion recorded during the period	321	2	323
Balance, at March 31, 2022	$ 80,222	$ 2,697	$ 82,919
Less: current portion of decommissioning and restoration liability	715	-	715
Non-current decommissioning and restoration liability, at March 31, 2022	$ 79,507	$ 2,697	$ 82,204

Page | 12

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

9.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company classified the secured notes liability as current liabilities since the notes will mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As of March 31, 2022, the Company has an obligation of US$299.9 million or $375.1 million Canadian dollar equivalent under the secured notes payable (December 31, 2021 - US$299.9 million or $379.0 million).

	March 31,	December 31,
	2022	2021
Total outstanding secured notes payable	$ 375,075	$ 379,034
Less: unamortized deferred transaction costs and issuance discount	(2,642)	(3,517)
Total secured notes payable	$ 372,433	$ 375,517

10.	dunebridge revolving credit facility

On September 30, 2020, the Company entered into a revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (the “Dunebridge RCF”) (Note 19) of up to US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was initially repayable on September 30, 2021. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants. A default would occur if the Company is unable to make the monthly interest payments, or the principal repayment.

The Dunebridge RCF includes various restrictive covenants which requires that no additional indebtedness be entered into, and no new agreements related to the sale of diamonds, beyond what currently exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

Page | 13

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

On September 24, 2021, the Dunebridge RCF repayment date was extended to March 31, 2022, with the same restrictive covenants described above. An upfront 2% extension fee of US$0.5 million was paid. The extension of the Dunebridge RCF was subject to the Dunebridge Term Facility (“Term Facility”) (below) being fully repaid, and terminated. The Dunebridge RCF had an interest rate of 5% per annum.

The upfront fee was categorized as deferred financing fee against the loan and amortized over the term of the loan. As at December 31, 2021, $319 unamortized deferred financing fee was remaining and classified as other assets on the consolidated balance sheet and was fully amortized on March 31, 2022.

During the three months ended March 31, 2022, the Company drew and repaid US$5M from the Dunebridge RCF for funding operations.

11.	Dunebridge junior credit facility

On March 28, 2022, the Company completed a US$50M credit facility with Dunebridge bearing a cash payment interest rate of 8% per annum or an effective interest rate of 15.8%, paid semi-annually until December 2022. Following this date, the interest rate will be 2% above the margin on the senior secured notes payable then outstanding. The maturity date of this credit facility is December 15, 2027. The Dunebridge Junior Credit Facility (“Dunebridge JCF”) is secured by substantially all of the properties and assets of the Company and its subsidiaries on a junior basis to the Company’s existing senior secured notes payable. The Company is entitled to prepay the Dunebridge JCF at any time prior to the maturity date without penalty.

In order for the Company to request an advance under the Dunebridge JCF, the Company must deliver a utilization request to the administrative agent and confirm that the Company has met the conditions precedent to all borrowings, confirm representation and warranties and confirm that the proceeds requested are to be used as agreed upon in the agreement to (a) repay indebtedness under the senior credit agreement, by way of direction and set-off on the closing date, (b) repay the senior secured notes, and (c) for general corporate purposes, including working capital needs.

The Company issued to Dunebridge 41 million common share purchase warrants (Note 12), exercisable in whole or in part at any time up to December 15, 2027 at an exercise price of US$0.60975 per common share.

The Company incurred legal and advisory fees in relation to the Dunebridge Junior Credit Facility (“Dunebridge JCF”) of $917 which was capitalized as deferred financing fee. In addition, the fair value of the warrants granted on closing of the Dunebridge JCF valued at $0.33 per warrant and totaling $13,489 was also capitalized resulting in a total deferred financing fee of $14,406.

As at March 31, 2022, the Company had not drawn on the credit facility.

Subsequent to the three month period ended March 31, 2022, the Company drew US$10 million to assist with funding operations.

Page | 14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

12.	Warrant liability

As part of the Dunebridge JCF (Note 11), 41 million share warrants were issued at an exercise price of US$0.60975 per common share with an expiry date of December 15, 2027. The warrants have an exercise price denominated in US dollars, which differs from the Company’s Canadian dollar functional currency, and are therefore accounted for as derivative liabilities at fair value, with changes in fair value recorded in earnings as they occur.

The warrants were valued on the date of grant using the following assumptions:

March 28,
2022
Exercise price	US$0.60975 ($0.7726)
Expected volatility	62%
Expected warrant life	5.7 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.42%
Weighted average fair value per warrant granted	$0.33

In valuing the warrants on March 28, 2022, the Company applied a liquidity discount of 32% from the Black-Scholes value.

As at March 31, 2022, the warrants were revalued using the following assumptions, resulting in a total value of $15,014:

March 31,
2022
Exercise price	US$0.60975 ($0.7746)
Expected volatility	62%
Expected warrant life	5.7 years
Expected forfeiture	none
Expected dividend yield	0%
Risk-free interest rate	2.42%
Weighted average fair value per warrant granted	$0.37

In valuing the warrants on March 31, 2022, the Company applied a liquidity discount of 31% from the Black-Scholes value.

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

13.	net finance expense
	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Interest income	$ 69	$ 37
Accretion expense on decommissioning and restoration liability	(323)	(120)
Interest expense	(7,563)	(8,066)
Amortization of deferred financing costs	(1,195)	(843)
Other finance costs*	(140)	(64)
	$ (9,152)	$ (9,056)

*Included in other finance costs for the three months ended March 31, 2022 is $12 (three months ended March 31, 2021 - $17) related to interest on lease liabilities.

14.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and outstanding as at March 31, 2022 is 210,909,141 (December 31, 2021 – 210,697,474).

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.

As at March 31, 2022, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,090,914 shares. All stock options are settled by the issuance of common shares.

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	Three months ended March 31, 2022		Three months ended March 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	4,680,001	$ 1.36	2,455,002	$ 2.89
Granted during the period	3,101,042	0.71	1,085,000	0.65
Expired during the period	(100,000)	5.86	-	-
Balance at end of the period	7,681,043	$ 1.04	3,540,002	$ 2.21
Options exercisable at the end of the period	1,713,334	$ 1.55	1,711,669	$ 3.51

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the March 31, 2022 and December 31, 2021 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. A total of 3,101,042 stock options were issued during the three months ended March 31, 2022, with an exercise price of $0.714. The 2,439,668 stock options will vest 1/3 on January 17, 2023, 1/3 on January 17, 2024 and 1/3 on January 17, 2025, the 661,376 stock options will vest 1/3 on February 21, 2023, 1/3 February 21, 2024 and 1/3 February 21, 2025. A total of 1,085,000 stock options were issued during the three months ended March 31, 2021 vesting 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024.

	March 31,	March 31,
	2022	2021
Weighted average exercise price per share	$0.71	$0.65
Expected volatility	64.43% - 64.68%	59.38%
Expected option life	5 years	5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.68% - 1.79%	0%
Weighted average fair value per option granted	$0.39	$0.32

The following tables reflect the number of stock options outstanding, the grant date fair value, and the exercise price of stock options outstanding at March 31, 2022.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

At March 31, 2022
	Grant Date	Number of	Number of	Exercise
Expiry Date	Fair Value	Options	Exercisable Options	Price

December 21, 2022	644	605,000	605,000	3.48
June 30, 2023	203	200,000	200,000	3.30
December 27, 2024	372	930,000	626,667	1.30
February 2, 2026	268	845,001	281,667	0.65
November 15, 2026	675	2,000,000	-	0.62
January 17, 2027	958	2,439,666	-	0.71
February 21, 2027	260	661,376	-	0.71
	$ 3,380	7,681,043	1,713,334	$ 1.04

The weighted average remaining contractual life of the options outstanding at March 31, 2022 is 4.00 years (December 31, 2021 - 3.60 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs and DSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	March 31, 2022		March 31, 2021
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value
Balance at beginning of period	1,426,667	$ 0.87	863,333	$ 1.13
Awards and payouts during the period (net):
RSUs awarded	1,142,493	0.71	1,000,000	0.64
RSUs settled and common shares issued	(211,667)	0.87	-	-
Balance at end of the period*	2,357,493	$ 0.80	1,863,333	$ 0.87

*As at March 31, 2022, 531,671 RSUs (December 31, 2021 – 420,002 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at March 31, 2022 there are no DSUs outstanding.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The share-based payments recognized as an expense for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Expense recognized in the period
for share-based payments	$ 444	$ 179

The share-based payment expense for the three months ended March 31, 2022 and 2021 is included in selling, general and administrative expenses.

iv.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Numerator
Net income for the period	$ 24,327	$ 7,312
Effect of dilutive securities	173	-
	$ 24,500	$ 7,312

Denominator
For basic - weighted average number of shares outstanding	210,769,085	210,490,807
Effect of dilutive securities	3,025,831	1,910,216
For diluted - adjusted weighted average number of shares outstanding	213,794,916	212,401,023

Earnings Per Share
Basic	$ 0.12	$ 0.03
Diluted	$ 0.11	$ 0.03

For the three months ended March 31, 2022, 7,012,705 stock options and 41 million warrants were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (March 31, 2021 - 3,493,119 stock options).

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

15.	Selling, general and administrative expenses

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Selling and marketing	$ 1,141	$ 1,197
General and administrative:
Consulting fees and payroll	1,159	440
Share-based payment expense	444	179
Depreciation	54	55
Office and administration	300	214
Professional fees	483	272
Promotion and investor relations	40	-
Director fees	204	117
Transfer agent and regulatory fees	118	133
Travel	51	2
	$ 3,994	$ 2,609

16.	Derivatives Assets and Liabilities

During the three months ended March 31, 2022 and the year ended December 31, 2021, the Company entered into foreign currency put options to mitigate the foreign currency risk associated with the U.S. dollar sales proceeds and the risk that the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine. These derivatives have been accounted as non-hedge derivatives and are recorded at fair value. Changes in fair value of the foreign currency put option contracts are recognized in the condensed consolidated interim statements of comprehensive income as gains or losses on derivatives.

At March 31, 2022, the Company has US$18 million foreign currency put option contracts outstanding at a strike price of 1.28 with settlement dates from April 2022 to December 2022 and a further US$18 million foreign currency put option contract at a strike price of 1.25 with settlement dates from April 2022 to December 2022.

Subsequent to the three months ended March 31, 2022, the Company entered into an agreement with Scotiabank to cancel the remaining foreign currency of US$32 million put option contracts at strike price 1.28 and 1.25 and exchanged for new foreign currency swing collar contracts of US$60 million at a strike price of 1.26 with settlement dates from May 2022 to December 2022. On settlement date, if the spot rate exceeds 1.33, the Company will settle at a strike price of 1.27 if the spot rate is between 1.26 to 1.33, there is no obligatory settlement. No cash was exchanged on the transaction date and the fair value of the old contract was priced into the new contracts.

The notes indentures grant the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives at fair value through profit and loss and are outlined below. The Company may redeem the secured notes in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The following table presents the various derivatives assets as at March 31, 2022 and December 31, 2021:

	March 31,	December 31,
	2022	2021
Currency derivative contracts	$ 1,100	$ 731
Current portion of embedded derivatives	278	44
Total	$ 1,378	$ 775

The following table presents amounts recognized in the Condensed Consolidated Interim Statement of Comprehensive Income for the three months ended March 31, 2022 and 2021:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Loss on currency derivative contracts	$ (311)	$ -
Gain on prepayment option embedded derivative	234	789
Total	$ (77)	$ 789

17.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy.

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

	Carrying amount				Fair value
March 31, 2022	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 1,378	$ -	$ 1,378	$ -	$ 1,378	$ -	$ 1,378
	$ -	$ 1,378	$ -	$ 1,378
Financial assets not measured at fair value
Cash	$ 17,425	$ -	$ -	$ 17,425	17,425	-	-	17,425
Restricted cash	25,191	-	-	25,191	25,191	-	-	25,191
Amounts receivable	4,195	-	-	4,195	4,195	-	-	4,195
	$ 46,811	$ -	$ -	$ 46,811
Financial liabilities measures at fair value
Warrant liability	$ -	$ 15,014	$ -	$ 15,014	-	-	15,014	15,014
	$ -	$ 15,014	$ -	$ 15,014
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 64,421	$ 64,421	64,421	-	-	64,421
Derivative liabilities	-	-	-	-	-	-	-	-
Dunebridge revolving credit facility	-	-	-	-	-	-	-	-
Revolving credit facility	-	-	-	-	-	-	-	-
Secured notes payable	-	-	372,433	372,433	382,997	-	-	382,997
	$ -	$ -	$ 436,854	$ 436,854

	Carrying amount				Fair value
December 31, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$ -	$ 775	$ -	$ 775	$ -	$ 775	$ -	$ 775
	$ -	$ 775	$ -	$ 775
Financial assets not measured at fair value
Cash	$ 25,000	$ -	$ -	$ 25,000	25,000	-	-	25,000
Restricted cash	25,144	-	-	25,144	25,144	-	-	25,144
Amounts receivable	877	-	-	877	877	-	-	877
	$ 51,021	$ -	$ -	$ 51,021
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$ -	$ -	$ 36,893	$ 36,893	36,893	-	-	36,893
Secured notes payable	-	-	375,517	375,517	357,607	-	-	357,607
	$ -	$ -	$ 412,410	$ 412,410

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. Derivative assets are carried at fair value which is determined based on internal valuation model that reflect the observable currency exchange rates in the markets. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9) and foreign currency put option contracts (Note 16). The financial liability relates to warrants which is accounted for as derivative liabilities at fair value, with changes in fair value recorded to earnings as they occur (Note 12).

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

The fair value of the secured notes payable is determined using market quoted prices.

18.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$ 3,299	$ -	$ -	$ -	$ 3,299
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	-	-	30,000
Notes payable - Principal	375,075	-	-	-	375,075
Notes payable - Interest	30,006	-	-	-	30,006
	$ 418,380	$ 20,000	$ -	$ -	$ 438,380

19.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Note 11).

On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 and an upfront 2% extension fee of US$500 was paid. The extension of the Dunebridge RCF was subject to the Term Facility (below) being repaid in full and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum. On September 29, 2021, the Company made a partial repayment of US$5 million, and in the fourth quarter of 2021, the Company fully repaid the Dunebridge RCF for the remainder US$20 million. During the period ended March 31, 2022, the Company drew and repaid US$5M from the Dunebridge RCF for funding operations. The Dunebridge RCF was terminated prior to the quarter ended March 31, 2022.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at March 31, 2022, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2021 - $44.1 million).

Page | 23

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the three months ended March 31, 2022, the Company funded $Nil (December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at March 31, 2022 and December 31, 2021 were as follows:

	March 31,	December 31,
	2022	2021
Payable De Beers Canada Inc. as the operator of the GK Mine*	$ 4,508	$ 2,732
Payable to De Beers Canada Inc. for interest on letters of credit	33	99
Payable to key management personnel	49	67

*included in accounts payable and accrued liabilities

The transactions for the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
The total of the transactions:
International Investment and Underwriting	$ 30	$ 30
Remuneration to key management personnel	944	490
Diamonds sold to De Beers Canada Inc.	-	2,273
Diamonds purchased from De Beers Canada Inc.	6,540	1,249
Finance costs incurred from De Beers Canada Inc.	33	36
Finance costs incurred from Dunebridge Worldwide Ltd.	28	495
Management fee charged by the Operator of the GK Mine	833	1,191

The remuneration expense of directors and other members of key management personnel for the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
Consulting fees, payroll, director fees, bonus and other short-term benefits	$ 704	$ 422
Share-based payments	270	98
	$ 974	$ 520

Page | 24

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the Chief Executive Officer (“CEO”) and Chief Financial Officer.

20.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the CEO who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the Northwest Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

As at and for the three months ended March 31, 2022

	GK Mine	KNP	Total

Sales	$ 84,653	$ -	$ 84,653
Cost of sales:
Production costs	27,120	-	27,120
Cost of acquired diamonds	5,824	-	5,824
Depreciation and depletion	8,894	-	8,894

Earnings from mine operations	42,815	-	42,815
Exploration and evaluation expenses	363	3,440	3,803
Selling, general and administrative expenses	3,987	7	3,994

Operating income (loss)	38,465	(3,447)	35,018
Net finance expenses	(9,152)	-	(9,152)
Other (loss) income	(1,525)	85	(1,440)
Derivative losses	(77)	-	(77)
Foreign exchange gains	4,248	-	4,248

Net income (loss) before taxes	$ 31,959	$ (3,362)	$ 28,597

Total assets	$ 763,724	$ 172,029	$ 935,753
Total liabilities	$ 556,000	$ 4,247	$ 560,247

Page | 25

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022
Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted
(Unaudited)

As at and for the three months ended March 31, 2021

	GK Mine	KNP	Total

Sales	$ 54,224	$ -	$ 54,224
Cost of sales:
Production costs	27,151	-	27,151
Cost of acquired diamonds	4,874	-	4,874
Depreciation and depletion	8,463	-	8,463

Earnings from mine operations	13,736	-	13,736
Exploration and evaluation expenses	181	414	595
Selling, general and administrative expenses	2,603	6	2,609

Operating income (loss)	10,952	(420)	10,532
Net finance expenses	(9,055)	(1)	(9,056)
Derivative gains	789	-	789
Foreign exchange gains	5,047	-	5,047

Net income (loss) before taxes	$ 7,733	$ (421)	$ 7,312

Total assets	$ 442,677	$ 171,046	$ 613,723
Total liabilities	$ 529,671	$ 2,861	$ 532,532

Page | 26